

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 9, 2016

Keith Orlean
President
Digital Donations Technologies, Inc.
68 South Service Road, Suite 100
Melville, NY 11747

> **Re:** **Digital Donations Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2016**
> **File No. 333-214601**

Dear Mr. Orlean:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4

1. In the last two risk factors on page 5, you reference an offering by the company of up to 5,000,000 shares of your common stock at $1.00 per share. To the extent that you are conducting a concurrent private placement with the offering being registered in this filing, please disclose on the cover page of the prospectus.

2. Please add a risk factor that describes the concentration of your ownership with your two directors and co-founders and the inherent conflicts of interest that may result with stockholders. We note that the two founders hold over 88% of the outstanding shares of common stock.

Dilution, page 8

3. You reference shares issued for services provided or for the acquisition of certain tangible assets on page 9. Please revise Item 15 of Part II of your registration statement, and where applicable, to provide a more thorough description of these transactions and the serviced rendered or tangible assets acquired. Please refer to Item 701(d) of Regulation S-K for further guidance.

The Business and Business Plan

Current Contracts, page 14

4. On pages 14 through 15, you briefly describe four significant "Current contracts" that appear to be a material agreements upon which you are substantially dependent. Please file these agreements as exhibits, as required by Item 601(b)(10) of Regulation S-K, or explain why they are not material.

The Company, page 17

5. We note news articles that indicate that you have a relationship with Digital Processing Solutions, which has been serving as the developer of your technology. If Digital Processing Solutions is a predecessor of Digital Donations, Inc., please describe the appropriate business combination or reorganization transaction in the business section. Please refer to Item 101(h)(1)-(3) of Regulation S-K for further guidance.

Revenues, page 15

6. On page 15, you describe your current sources of revenue as "Credit and Debit Card Processing" and "Check Processing." Please revise your Business section to provide a more through description of how you currently generate revenue and which products and services on pages 11 through 15 are prospective in nature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

7. Please revise to provide a plan of operation or similar disclosures that indicate the amount of cash necessary to continue operations for the next 12 months and to implement your business plan to bring your prospective products and services to market (i.e. the Digital Donations platform, as described on pages 11 through 15). You should include a description of the costs and timing of each significant step to bring your products and services to market.

Management, page 23

8.   Please revise to provide the disclosure required by Item 401(f) of Regulation S-K regarding certain legal proceedings for the past 10 years for your management.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.   We note that on page 27, your stockholder Vitalya Chukas owns 6.2% of the total shares of common stock outstanding. Please advise us why Vitalya Chukas is not including in your beneficial ownership table, as required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions

10.   Please revise to provide disclosure of related party transactions that occurred in the past three full fiscal years for both you and your subsidiary, Digital Donations, Inc., that occurred prior to the reverse merger. We note that your financial statements refer to related party transactions on pages F-7, F-8 and F-11.

Interests of Named Experts, page 29

11.   Please clarify the relationship between your counsel that will opine on the validity of your shares, Cassidy & Associates, and Tiber Creek Corporation, which is your securities advisor disclosed on page 19. If Cassidy & Associates and Tiber Creek are affiliates, please provide the disclosure required by Item 509 of Regulation S-K and disclose the material terms of the Tiber Creek Corporation Agreement, including compensation arrangements. Further, please clarify whether Tiber Creek, James Cassidy, and/or James McKillop continue to own an ownership interest in Digital Donations. Finally, please file the agreement with Tiber Creek Corporation as an exhibit or tell us why you do not believe this agreement needs to be filed.

Exhibits

12.   Please file the two promissory notes for $25,000 and $5,000 that you issued in 2016. These appear material to the company and should be filed as exhibits. See Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                  Sincerely,

                  /s/ Jan Woo

                  Jan Woo
                  Branch Chief - Legal
                  Office of Information Technologies
                  and Services

cc: Jarvis J. Lagman, Esq.
        Tiber Creek